UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                           RECOVERY ENGINEERING, INC.
                           --------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   756269 10 6
                                   -----------
                                 (CUSIP Number)


                                BRIAN F. SULLIVAN
                           RECOVERY ENGINEERING, INC.
                           2229 EDGEWOOD AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55426
                                 (612) 541-1313
                      ------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 31, 1996
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))





                               Page 1 of 5 Pages


-----------------------                                     ------------------
CUSIP No. 756269 10 6              SCHEDULE 13G             Page 2 of 5 Pages
-----------------------                                     ------------------
------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         Brian F. Sullivan
         SSN: ***-**-****
-----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
       (SEE INSTRUCTIONS)                                            (b) [ ]


-----------------------------------------------------------------------------
 3     SEC USE ONLY


-----------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-----------------------------------------------------------------------------
   NUMBER OF            5     SOLE VOTING POWER

    SHARES                      526,500 shares
                    ---------------------------------------------------------
  BENEFICIALLY          6     SHARED VOTING POWER

    OWNED BY                    0 shares
                    ---------------------------------------------------------
     EACH               7     SOLE DISPOSITIVE POWER

   REPORTING                    526,500 shares
                    ---------------------------------------------------------
    PERSON              8     SHARED DISPOSITIVE POWER

     WITH                       0 shares
-----------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         526,500 shares
-----------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)                                         [ ]


-----------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.3%
-----------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
-----------------------------------------------------------------------------



ITEM 1(a).     NAME OF ISSUER.

     Recovery Engineering, Inc.


ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     2229 Edgewood Avenue South
     Minneapolis, Minnesota  55426


ITEM 2(a).     NAME OF PERSON FILING.

     Brian F. Sullivan


ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     2229 Edgewood Avenue South
     Minneapolis, Minnesota 55426


ITEM 2(c).     CITIZENSHIP.

     United States of America


ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

     Common stock, par value $.01 per share


ITEM 2(e).     CUSIP NO.

     756269 10 6





                               Page 3 of 5 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

[ ]     (a)     Broker or Dealer registered under Section 15 of the Act;

[ ]     (b)     Bank as defined in Section 3(a)(6) of the Act;

[ ]     (c)     Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]     (d)     Investment Company registered under Section 8 of the
                Investment Company Act;

[ ]     (e)     Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940;

[ ]     (f)     Employee Benefit Plan, Pension Fund which is subject to
                the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]     (g)     Parent Holding Company, in accordance with Rule
                13d-1(b)(ii)(G) (Note:  See Item 7); or

[ ]     (h)     Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

     NOT APPLICABLE


ITEM 4.     OWNERSHIP.


     The following information is provided as of December 31, 1996:

(a)     Amount Beneficially Owned:                            * 526,500 shares

(b)     Percent of Class:                                                11.3%

(c)     Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:      * 526,500 shares

        (ii)   Shared power to vote or to direct the vote:            0 shares

        (iii)  Sole power to dispose or to direct the
               disposition of:                                * 526,500 shares

        (iv)   Shared power to dispose or to direct the
               disposition of:                                        0 shares

     * Includes 320,500 shares that could be acquired within 60 days upon exercise of stock options. Does not include an additional 250,000 shares subject to options that are not yet exercisable.



                               Page 4 of 5 Pages



ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.     CERTIFICATION.

     Not applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997



                                    /s/ BRIAN F. SULLIVAN
                                    ------------------------------------------
                                    Brian F. Sullivan





                               Page 5 of 5 Pages